[CELANESE LOGO] Celanese

                                                   Corporate Center
                                                   Frankfurter Strasse 111
                                                   61476 Kronberg/Ts.
                                 Celanese AG       Germany
Press Information                Media Relations
                                                   Your Contacts:
                                                   Phillip Elliott
                                                   Phone: +49 (0)69/305 33480
                                                   Telefax: +49 (0)69/305 36784
                                                   Email: P.Elliott@
                                                   celanese.com
Date: November 22, 2002
                                                   Vance Meyer, U.S.
                                                   Phone: +01 (972) 443 4847
                                                   Telefax: +01 (972) 443 8519
                                                   Email:VNMeyer@celanese.com
Celanese to cancel and buy-back company shares
                                                   Date: 22. Nov. 02

     Kronberg, Germany - (CZZ: FSE; CZ: NYSE): Celanese AG will cancel 1,125,000 of the company's 55,915,369 shares and will repurchase a total of up to 1,031,941 of its own shares.

    The company currently has 5,572,095 of its own shares and thus falls just below the legal limit of 10% of its share capital. The resolution by the shareholders at the Annual General Meeting to purchase company shares includes the authorization to cancel shares purchased without a further shareholder resolution, upon approval by the Supervisory Board. With the approval of the Supervisory Board the Board of Management has decided to cancel in December 2002 1,125,000 of the company's treasury shares. This results in a reduction of the company's registered share capital by EUR 2,876,016.83, from EUR 142,945,371.02 to EUR 140,069,354.19 and a corresponding reduction in treasury shares from nearly 10% to approximately 8%.

    The Board of Management also resolved to make use immediately upon conclusion of the cancellation of shares of the authorization given at the Annual General Meeting 2002 to again repurchase company shares. As a result, the Company will tentatively start to repurchase a total of up to 1,031,941 shares in December 2002. Celanese expects to have the purchase of shares completed by the end of April 2003.
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                                   [CELANESE LOGO] Celanese

Page 2 of 3
Date: 22. Nov. 02


     Celanese AG is a global chemicals company with leading positions in its key products and world class process technology. The Celanese portfolio consists of five main businesses: Acetyl Products, Intermediates, Acetate Products, Ticona Technical Polymers and Performance Products. The Performance Products business consists of oriented polypropylene films (OPP), sweeteners and food ingredients.

     Celanese generated sales of around (euro) 5.1 billion in 2001 and has about 11,700 employees. The company has 30 production plants and five research centers in 11 countries mainly in North America, Europe and Asia. Celanese AG shares are listed on the Frankfurt stock exchange symbol CZZ) and on the New York Stock Exchange (symbol CZ).

    For further information please visit our website (www.celanese.com)

     Forward-looking statements: Forward-looking statements: Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "anticipate", "believe," "estimate," "intend," "may," "will," "expect," "plan" and "project" and similar expressions as they relate to Celanese or its management are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements in this report are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. Important factors include, among others, changes in general economic, business and political conditions, fluctuating exchange rates, the length and depth of product and industry business cycles, changes in the price and availability of raw materials, actions which may be taken by competitors, application of new or changed accounting standards or other government agency regulations, changes in the degree of patent and other legal protection afforded to Celanese's products, potential disruption or interruption of production due to accidents or other unforeseen
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                                   [CELANESE LOGO] Celanese

Page 3 of 3
Date: 22. Nov. 02


events, delays in the construction of facilities, potential liability for remedial actions under existing or future environmental regulations and potential liability resulting from pending or future litigation, and other factors discussed above. Many of the factors are macroeconomic in nature and are therefore beyond the control of management. The factors that could affect Celanese's future financial results are discussed more fully in its filings with the U.S. Securities and Exchange Commission (the "SEC"), including its Annual Report on Form 20-F filed with the SEC on March 7, 2002. Celanese AG does not assume any obligation to update these forward-looking statements, which speak only as of their dates.